Filed pursuant to Rule 433

Registration Statement No. 333-229262

Issuer Free Writing Prospectus dated December 12, 2019

Relating to Prospectus Supplement dated December 12, 2019

(To Prospectus dated January 25, 2019)

Overnight Marketed Public Offering of Common Shares

A final base shelf prospectus dated January 25, 2019 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No. 333-229262) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement dated December 12, 2019 to the final base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada and with the SEC in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Underwriters (defined below) participating in the Offering who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Northern Dynasty Minerals Ltd. (the “Company”)
Issued Securities:	Marketed treasury offering of ● common shares of the Company (the “Common Shares”), the offering of such Common Shares (the “Offering”).
Size of Issue:	Up to US$13,500,000 (up to ~US$15.5 million if the Underwriters’ Option is exercised in full).
Issue Price:	US$● per Common Share (the “Issue Price”).
Underwriters’ Option:

The Underwriters will have an option, exercisable in whole or in part, on and for a period of up to 30 days following Closing Date (as defined below), to purchase up to an additional 15% of the Common Shares on the same terms and conditions as set forth herein.

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as the sole book-runner and will lead a syndicate of underwriters in connection with the Offering (collectively, the “Underwriters”).

Form of Underwriting:

Overnight marketed public offering by way of a prospectus supplement to the Company’s final base shelf prospectus in Canada and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:

The Common Shares will be offered in the United States and Canada (other than Quebec) by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriters may offer the Common Shares outside of Canada and the United States.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering.
Concurrent Private Placement:

In addition to the Offering, the Company is undertaking a non-brokered private placement of up to ● Common Shares at the Issue Price for gross proceeds to the Company of up to US$5,000,000 (the “Concurrent Private Placement”). No commission or finder’s fee is payable to the Underwriters in connection with the Concurrent Private Placement. Closing of the Offering will not be conditional upon the closing of the Concurrent Private Placement, and closing of the Concurrent Private Placement will not be conditional upon the closing of the Offering.

Use of Proceeds:

The net proceeds of the Offering and the Concurrent Private Placement are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the USACE Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) for general corporate purposes. To the extent that the gross proceeds of the Offering and the Concurrent Private Placement exceed US$20 million in aggregate, the Company will use CDN$1,750,000 of the proceeds of the Offering and the Concurrent Private Placement (proportionately) to repay the current amount that has been drawn and is outstanding under its credit facility.

Listing:

The Company will apply to list the Offered Shares qualified for distribution by the prospectus supplement on the TSX and NYSE American.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	Closing on a T+3 basis, on or about December 18, 2019 or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the “Closing Date”).
Standstill Period:

The Company shall not, without the prior written consent of CFCC, on behalf of the Underwriters, issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the execution of the Underwriting Agreement (the “Expiry Date”), except: (i) pursuant to the Underwriting Agreement and the Concurrent Private Placement; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement; or (iv) Common Shares or securities convertible into or exchangeable for shares of Common Shares as consideration for mergers, acquisitions, other business combinations, strategic alliances or strategic investments occurring after the date of the date of the Underwriting Agreement which are not issued for capital raising purposes, provided, however, that the aggregate number of Common Shares issued in connection with transactions described in this subsection (iv) shall not exceed 19.99% of the number of Common Shares outstanding as of the Closing Date and the price per Common Share issued in such transactions shall not be less than the price per Common Share in the Offering, without the prior written consent of CFCC, on behalf of the Underwriters.

Lock-Ups:

All directors and executive officers of the Company have agreed, subject to limited exceptions (including with respect of exercise of stock options), not to offer, sell, transfer, pledge, assign, enter into any swap transactions or otherwise dispose of any equity securities of the Company owned, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company owned, directly or indirectly by such directors and executive officers, or publicly announce an intention to do any of the foregoing, until the Expiry Date, without the prior written consent of CFCC, on behalf of the Underwriters.

An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.